IVY FUNDS VARIABLE INSURANCE PORTFOLIOS

6300 LAMAR AVENUE

P.O. BOX 29217

SHAWNEE MISSION, KANSAS 66201-9217

August 20, 2010

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Ivy Funds Variable Insurance Portfolios (Registrant)
File Nos. 811-5017 and 33-11466/CIK No. 810016

On behalf of the Registrant, I am responding to the comments that you gave to me via telephone on Friday, July 16, 2010 as I understand them, regarding Post-Effective Amendment No. 52, as filed on June 9, 2010. Each of your comments is repeated below, with our response immediately following.

1.	Comment:	In the section entitled “Principal Investment Risks,” please consider removing the wording “ . . . , including to some extent the Portfolio” from the Market Risk definition.

	Response:	We have made the change requested for both the Ivy Funds Variable Insurance Portfolios Global Bond and Limited-Term Bond (the “Portfolios”).

2.	Comment:	Please add small and / or mid-size company risk to the Principal Investment Risks section for each of the Portfolios to correspond with the disclosure in the Principal Investment Strategies section that the Portfolios may invest in companies “of any size.”

	Response:	We have added “small company risk” to the Global Bond Portfolio and revised the disclosure for the Limited-Term Bond Portfolio to clarify the types of securities in which it primarily invests. Please see Exhibit A for revised disclosure.

3.	Comment:	In the section entitled “Performance,” please remove the second sentence that reads: “See ‘Prior Performance of Related Funds’ in Appendix A for information about the performance of a fund also managed by WRIMCO with objectives and strategies substantially identical to those of [the Portfolio].

	Response:	We have made the change requested for both Portfolios.

4.	Comment:	In the section entitled “Appendix A,” please remove the parenthetical disclosure in the 4th paragraph that reads “(before and after taxes).”

	Response:	We have made the change requested for both Portfolios.

In connection with the above comments and our responses, the Registrant acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that this information responds to all of your comments. If you should require additional information, please call me at 913-236-1923.

Very truly yours,

/s/Kristen A. Richards

Kristen A. Richards

Vice President, Assistant Secretary and

Associated General Counsel

Exhibit A

Regarding Ivy Funds VIP Global Bond:

Principal Investment Risks

As with any mutual fund, the value of the Portfolio’s shares will change, and you could lose money on your investment. A variety of factors can affect the investment performance of the Portfolio and prevent it from achieving its objectives. These include:

■	Company Risk. A security may perform worse than the overall market due to specific factors, such as adverse changes to its financial position or investor perceptions about the company.

■	Credit Risk. An issuer of a fixed-income obligation may not make payments on the obligation when due or may default on its obligation.

■	Emerging Market Risk. Investments in countries with emerging economies or securities markets may carry greater risk than investments in more developed countries. Political and economic structures in many such countries may be undergoing significant evolution and rapid development, and such countries may lack the social, political and economic stability characteristic of more developed countries.

■	Foreign Securities Risk. Investing in foreign securities involves a number of economic, financial, and political considerations that may not be associated with the U.S. markets and that could affect the Portfolio’s performance unfavorably, depending on the prevailing conditions at any given time. Among these potential risks are: greater price volatility; comparatively weak supervision and regulation of securities exchanges, brokers and issuers; higher brokerage costs; fluctuations in foreign currency exchange rates and related conversion costs; adverse tax consequences; and settlement delays.

■	Interest Rate Risk. A rise in interest rates may cause a decline in the value of the Portfolio’s securities, especially bonds with longer maturities. A decline in interest rates may cause the Portfolio to experience a decline in its income.

■	Low-rated Securities Risk. In general, low-rated debt securities (commonly referred to as “high yield” or “junk” bonds) offer higher yields due to the increased risk that the issuer will be unable to meet its obligations on interest or principal payments at the time called for by the debt instrument. For this reason, these bonds are considered speculative and could significantly weaken the Portfolio’s returns. In adverse economic or other circumstances, issuers of these lower rated securities and obligations are more likely to have difficulty making principal and interest payments than issuers of higher rated securities and obligations.

■	Management Risk. Portfolio performance is primarily dependent on WRIMCO’s skill in evaluating and managing the Portfolio’s holdings and the Portfolio may not perform as well as other similar mutual funds.

■	Market Risk. Adverse market conditions, sometimes in response to general economic or industry news, may cause the prices of the Portfolio’s holdings to fall as part of a broad market decline. Recent events in the financial sector and in the economy have resulted, and may continue to result, in an unusually high degree of volatility in the financial markets, both U.S. and foreign, and in the net asset values (NAVs) of many mutual funds~~, including to some extent the Portfolio~~. These events have also decreased liquidity in some markets and may continue to do so.

■	Reinvestment Risk. A decline in interest rates may cause issuers to prepay higher-yielding bonds held by the Portfolio, resulting in the Portfolio reinvesting its assets in securities with lower yields, which may cause a decline in its income.

■	Small Company Risk. Fixed income securities of small capitalization issuers/companies are subject to greater price volatility, lower trading volume and less liquidity due to, among other things, such issuers’/companies’ small size, limited product lines, limited access to financing sources and limited management depth. In addition, the frequency and volume of trading of such securities may be less than is typical of larger issuers/companies, making them subject to wider price fluctuations. In some cases, there could be difficulties in selling securities of small capitalization issuers/companies at the desired time.

Regarding Ivy Funds VIP Limited-Term Bond:

Principal Investment Strategies

Ivy Funds VIP Limited-Term Bond seeks to achieve its objective by investing primarily in investment~~-~~ grade, U.S. dollar-denominated, debt securities of primarily U.S. issuers. The Portfolio may invest in U.S. government securities, corporate debt securities, mortgage-backed securities including collateralized mortgage obligations (CMOs) and other asset-backed securities. The Portfolio seeks to identify relative value opportunities between these sectors of the fixed-income market. Under normal market conditions, the Portfolio invests at least 80% of its net assets in bonds with limited-term maturities; therefore, the Portfolio seeks to maintain a dollar-weighted average maturity of not less than two years and not more than five years. ~~The Portfolio~~Although the Portfolio primarily invests in large-cap companies, it may invest in companies of any size.

Investment grade debt securities include bonds rated BBB or higher by Standard & Poor’s (S&P) or comparably rated by another nationally recognized statistical rating organization (NRSRO) or, if unrated, determined by Waddell & Reed Investment Management Company (WRIMCO), the Portfolio’s investment manager, to be of comparable quality.

WRIMCO may look at a number of factors in selecting securities for the Portfolio’s holdings, beginning with a review of the broad economic and financial trends in the U.S. and world markets. This process aids in the determination of economic fundamentals, which leads to sector allocation.

Within a sector, WRIMCO typically considers the security’s current coupon, the maturity of the security, the relative value of the security based on historical yield information, the creditworthiness of the particular issuer (if not backed by the full faith and credit of the Treasury), and prepayment risks for mortgage-backed securities and other debt securities with call provisions.

Generally, in determining whether to sell a security, WRIMCO uses the same type of analysis that it uses in buying securities, including review of the security’s valuation and the issuer’s creditworthiness. WRIMCO may also sell a security to take advantage of more attractive investment opportunities, to reduce the Portfolio’s holding in that security or to raise cash.